August 12, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Newgioco Group, Inc.

Registration Statement on Form S-1, as amended (File No. 333-233768)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, as the underwriter of the proposed offering of Newgioco Group, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, August 12, 2020 at 5:00 p.m., New York City Time, or as soon as reasonably practicable thereafter.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director